Exhibit 99.1

Press Release

Contact for Media and Investors:

Olive Wang

NetEase.com, Inc.

ir@corp.netease.com

(+8610) 8518-0163, ext. 8243

Christina Splinder

Ogilvy Public Relations Worldwide

christina.splinder@ogilvy.com

(+8610) 6443-6488, ext.505

NetEase.com Announces Medical Leave of Absence for CEO

(Beijing – April 14, 2004) – NetEase.com, Inc. (Nasdaq: NTES) today announced the temporary medical leave of absence by Ted Sun, acting Chief Executive Officer and a director. Michael Tong, our Executive Director, and Denny Lee, our Chief Financial Officer, have assumed the day-to-day responsibilities of Mr. Sun during his absence.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of March 31, 2004, we had approximately 194 million accumulated registered accounts and our average daily page views for the month ended March 31, 2004 exceeded 341 million.

Community products and services which the NetEase Web sites offer include instant messaging, personals, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase Web sites provide 20 channels of content. NetEase sources news content on world events, sports, science and technology, and financial markets as well as entertainment content such as cartoons, games, astrology and jokes from over one hundred international and domestic content providers.

NetEase offers Internet advertising services on its Web sites as well as paid listings on its Search Engine, Web Directory and Classified Ads, and an Online Mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.

NetEase also offers Wireless Value-added Services such as news and information content sent over SMS, MMS and WAP technologies, and Online Game services through three massively multi-player online role-playing game titles, Westward Journey Online 2.0, Fantasy Westward Journey and PristonTale 2.0.

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This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: operational or strategic issues posed by disruptions to our management team due to medical problems; the risk that current or future appointees to management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission, including its registration statements on Form F-1 and Form F-3, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.